SECURITIES AND EXCHANGE COMMISSION
                   WASHINGTON, D.C. 20549



                        SCHEDULE 13G
                       (Rule 13d-102)

 INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
  RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
                  PURSUANT TO RULE 13d-2(b)
                      (Amendment No. 2)


             InterNap Network Services Corporation
             -------------------------------------
                       (Name of Issuer)

                 Common Stock, $0.001 par value
                 ------------------------------
                 (Title of Class of Securities)

                          45885A-10-2
                          -----------
                         (CUSIP Number)

                       December 31, 2001
                       -----------------
    (Date of Event Which Requires Filing of This Statement)

          Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

          [ ]  Rule 13d-1(b)

          [ ]  Rule 13d-1(c)

          [x]  Rule 13d-1(d)

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CUSIP No. 45885A-10-2              SCHEDULE 13G             Page 1 of 15

 1    Name Of Reporting Person                          TI VENTURES, L.P.

      IRS Identification No. Of Above Person

 2    Check The Appropriate Box If A Member Of A Group           (a)  [ ]
                                                                 (b)  [x]

 3    SEC USE ONLY

 4    Citizenship Or Place Of Organization                    California

  NUMBER OF         5    Sole Voting Power                           -0-
    SHARES
 BENEFICIALLY       6    Shared Voting Power                   8,787,152
OWNED BY EACH
  REPORTING         7    Sole Dispositive Power                      -0-
 PERSON WITH
                    8    Shared Dispositive Power              8,787,152

 9    Aggregate Amount Beneficially Owned By Each Reporting
      Person                                                   8,787,152

 10   Check Box If The Aggregate Amount In Row (9) Excludes
      Certain Shares*                                                [ ]

 11   Percent Of Class Represented By Amount In Row 9               5.7%

 12   Type Of Reporting Person*                                       PN

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CUSIP No. 45885A-10-2              SCHEDULE 13G             Page 2 of 15

 1    Name Of Reporting Person               H&Q INTERNAP INVESTORS, L.P.

      IRS Identification No. Of Above Person

 2    Check The Appropriate Box If A Member Of A Group           (a)  [ ]
                                                                 (b)  [x]
 3    SEC USE ONLY

 4    Citizenship Or Place Of Organization                     California

  NUMBER OF         5    Sole Voting Power                            -0-
    SHARES
 BENEFICIALLY       6    Shared Voting Power                    8,787,152
OWNED BY EACH
  REPORTING         7    Sole Dispositive Power                       -0-
 PERSON WITH
                    8    Shared Dispositive Power               8,787,152

 9    Aggregate Amount Beneficially Owned By Each Reporting
      Person                                                    8,787,152

 10   Check Box If The Aggregate Amount In Row (9) Excludes
      Certain Shares*                                                 [ ]

 11   Percent Of Class Represented By Amount In Row 9                5.7%

 12   Type Of Reporting Person*                                        PN

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CUSIP No. 45885A-10-2              SCHEDULE 13G             Page 3 of 15

 1    Name Of Reporting Person                     TODD U.S. VENTURES LLC

      IRS Identification No. Of Above Person

 2    Check The Appropriate Box If A Member Of A Group           (a)  [ ]
                                                                 (b)  [x]

 3    SEC USE ONLY

 4    Citizenship Or Place Of Organization                         Texas

  NUMBER OF         5    Sole Voting Power                           -0-
    SHARES
 BENEFICIALLY       6    Shared Voting Power                   8,787,152
OWNED BY EACH
  REPORTING         7    Sole Dispositive Power                      -0-
 PERSON WITH
                    8    Shared Dispositive Power              8,787,152

 9    Aggregate Amount Beneficially Owned By Each Reporting
      Person                                                   8,787,152

 10   Check Box If The Aggregate Amount In Row (9) Excludes
      Certain Shares*                                                [ ]

 11   Percent Of Class Represented By Amount In Row 9               5.7%

 12   Type Of Reporting Person*                                       OO

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CUSIP No. 45885A-10-2              SCHEDULE 13G             Page 4 of 15

 1    Name Of Reporting Person   H&Q INTERNAP INVESTMENT MANAGEMENT, LLC

      IRS Identification No. Of Above Person

 2    Check The Appropriate Box If A Member Of A Group           (a)  [ ]
                                                                 (b)  [x]

 3    SEC USE ONLY

 4    Citizenship Or Place Of Organization                       Delaware

  NUMBER OF         5    Sole Voting Power                            -0-
    SHARES
 BENEFICIALLY       6    Shared Voting Power                    8,787,152
OWNED BY EACH
  REPORTING         7    Sole Dispositive Power                       -0-
 PERSON WITH
                    8    Shared Dispositive Power               8,787,152

 9    Aggregate Amount Beneficially Owned By Each Reporting
      Person                                                    8,787,152

 10   Check Box If The Aggregate Amount In Row (9) Excludes
      Certain Shares*                                                 [ ]

 11   Percent Of Class Represented By Amount In Row 9                5.7%

 12   Type Of Reporting Person*                                        OO

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CUSIP No. 45885A-10-2              SCHEDULE 13G             Page 5 of 15

 1    Name Of Reporting Person    H&Q INTERNAP INVESTMENT MANAGEMENT, LLC

      IRS Identification No. Of Above Person

 2    Check The Appropriate Box If A Member Of A Group           (a)  [ ]
                                                                 (b)  [x]

 3    SEC USE ONLY

 4    Citizenship Or Place Of Organization                     California

  NUMBER OF         5    Sole Voting Power                            -0-
    SHARES
 BENEFICIALLY       6    Shared Voting Power                    8,787,152
OWNED BY EACH
  REPORTING         7    Sole Dispositive Power                       -0-
 PERSON WITH
                    8    Shared Dispositive Power               8,787,152

 9    Aggregate Amount Beneficially Owned By Each Reporting
      Person                                                    8,787,152

 10   Check Box If The Aggregate Amount In Row (9) Excludes
      Certain Shares*                                                 [ ]

 11   Percent Of Class Represented By Amount In Row 9                5.7%

 12   Type Of Reporting Person*                                        OO

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CUSIP No. 45885A-10-2              SCHEDULE 13G             Page 6 of 15

 1    Name Of Reporting Person                     TODD U.S. VENTURES LLC

      IRS Identification No. Of Above Person

 2    Check The Appropriate Box If A Member Of A Group           (a)  [ ]
                                                                 (b)  [x]

 3    SEC USE ONLY

 4    Citizenship Or Place Of Organization                     California

  NUMBER OF         5    Sole Voting Power                            -0-
    SHARES
 BENEFICIALLY       6    Shared Voting Power                    8,787,152
OWNED BY EACH
  REPORTING         7    Sole Dispositive Power                       -0-
 PERSON WITH
                    8    Shared Dispositive Power               8,787,152

 9    Aggregate Amount Beneficially Owned By Each Reporting
      Person                                                    8,787,152

 10   Check Box If The Aggregate Amount In Row (9) Excludes
      Certain Shares*                                                 [ ]

 11   Percent Of Class Represented By Amount In Row 9                5.7%

 12   Type Of Reporting Person*                                        OO

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CUSIP No. 45885A-10-2              SCHEDULE 13G             Page 7 of 15

 1    Name Of Reporting Person                      GRANITE VENTURES, LLC

      IRS Identification No. Of Above Person

 2    Check The Appropriate Box If A Member Of A Group           (a)  [ ]
                                                                 (b)  [x]

 3    SEC USE ONLY

 4    Citizenship Or Place Of Organization                     California

  NUMBER OF         5    Sole Voting Power                            -0-
    SHARES
 BENEFICIALLY       6    Shared Voting Power                    8,787,152
OWNED BY EACH
  REPORTING         7    Sole Dispositive Power                       -0-
 PERSON WITH
                    8    Shared Dispositive Power               8,787,152

  9   Aggregate Amount Beneficially Owned By Each Reporting
      Person                                                    8,787,152

 10   Check Box If The Aggregate Amount In Row (9) Excludes
      Certain Shares*                                                 [ ]

 11   Percent Of Class Represented By Amount In Row 9                5.7%

 12   Type Of Reporting Person*                                        OO

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CUSIP No. 45885A-10-2              SCHEDULE 13G             Page 8 of 15

 1    Name Of Reporting Person                        SAMUEL D. KINGSLAND

      IRS Identification No. Of Above Person

 2    Check The Appropriate Box If A Member Of A Group           (a)  [ ]
                                                                 (b)  [x]

 3    SEC USE ONLY

 4    Citizenship Or Place Of Organization                  United States

  NUMBER OF         5    Sole Voting Power                            -0-
    SHARES
 BENEFICIALLY       6    Shared Voting Power                    8,787,152
OWNED BY EACH
  REPORTING         7    Sole Dispositive Power                       -0-
 PERSON WITH
                    8    Shared Dispositive Power               8,787,152

 9    Aggregate Amount Beneficially Owned By Each Reporting
      Person                                                    8,787,152

 10   Check Box If The Aggregate Amount In Row (9) Excludes
      Certain Shares*                                                 [ ]

 11   Percent Of Class Represented By Amount In Row 9                5.7%

 12   Type Of Reporting Person*                                        IN

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CUSIP No. 45885A-10-2              SCHEDULE 13G             Page 9 of 15

 1    Name Of Reporting Person                        STANDISH H. O'GRADY

      IRS Identification No. Of Above Person

 2    Check The Appropriate Box If A Member Of A Group           (a)  [ ]
                                                                 (b)  [x]

 3    SEC USE ONLY

 4    Citizenship Or Place Of Organization                 United States

  NUMBER OF         5    Sole Voting Power                           -0-
    SHARES
 BENEFICIALLY       6    Shared Voting Power                   8,787,152
OWNED BY EACH
  REPORTING         7    Sole Dispositive Power                      -0-
 PERSON WITH
                    8    Shared Dispositive Power              8,787,152

 9    Aggregate Amount Beneficially Owned By Each Reporting
      Person                                                   8,787,152

 10   Check Box If The Aggregate Amount In Row (9) Excludes
      Certain Shares*                                                [ ]

 11   Percent Of Class Represented By Amount In Row 9               5.7%

 12   Type Of Reporting Person*                                       IN

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CUSIP No. 45885A-10-2          SCHEDULE 13G         Page 10 of 15

Item 1(a).  Name of Issuer.

          InterNap Network Services Corporation (the "Issuer").

Item 1(b).  Address of Issuer's Principal Executive Offices.

          601 Union Street, Suite 1000, Seattle, WA  98101.

Item 2(a).  Names of Persons Filing.

          Reference is made to Item 1 of each of the cover pages of this Schedule, which Items are incorporated by reference herein.

Item 2(b).  Address of Principal Business Office or, if none,
            Residence.

          The address of each reporting person is One Bush Street, San Francisco, California 94104.

Item 2(c).  Citizenship.

          Reference is made to Item 4 of each of the cover pages of this Schedule, which Items are incorporated by reference herein.

Item 2(d).  Title of Class of Securities.

          Common Stock, $0.001 par value ("Common Stock").

Item 2(e).  CUSIP Number.

          45885A-10-2

Item 3.   Type of Reporting Person.

          Not applicable.

Item 4.   Ownership.

          Reference is made to Items 5-9 and 11 of each of the cover pages to this Schedule, which Items are incorporated by reference herein. According to the Issuer's most recently filed Form 10-Q, there were 151,250,592 shares of Common Stock issued and outstanding as of November 9, 2001. At December 31, 2001, the reporting persons owned the following shares of Common Stock, shares of Series A Preferred Stock convertible into the following shares of Common Stock, and warrants to acquire the following shares of Common Stock:

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CUSIP No. 45885A-10-2          SCHEDULE 13G         Page 11 of 15


			     Common Stock      Series A
Person                      Directly Owned  Preferred Stock  Warrants
------                      --------------  ---------------  --------

TI Ventures, L.P.              2,215,466           -0-          -0-

H&Q InterNap Investors, L.P.   2,508,856       1,500,824      375,206

Todd U.S. Ventures LLC             -0-         1,354,692      338,673

Granite Ventures, LLC             27,881           -0-          -0-

Samuel D. Kingsland              207,149           -0-          -0-

Standish H. O'Grady              173,738          84,667        -0-
                               ---------       ---------      -------

TOTAL                          5,133,090       2,940,183      713,879
                               =========       =========      =======

          Because voting and investment decisions concerning the above securities may be made by or in conjunction with the other reporting persons, each of the reporting persons may be deemed a member of a group that shares voting and dispositive power over all of the above securities. Although the reporting persons are reporting such securities as if they were members of a group, the filing of this Schedule shall not be construed as an admission by any reporting person that it is a beneficial owner of any securities other than those directly held by such reporting person.

          Under the definition of "beneficial ownership" in Rule 13d-3 under the Securities Exchange Act of 1934, it is also possible that the individual general partners, directors, executive officers, members and/or managers of the foregoing entities might be deemed the "beneficial owners" of some or all of the securities to which this Schedule relates in that they might be deemed to share the power to direct the voting or disposition of such securities.
Neither the filing of this Schedule nor any of its contents shall be deemed to constitute an admission that any of such individuals is, for any purpose, the beneficial owner of any of the securities to which this Schedule relates, and such beneficial ownership is expressly disclaimed.

Item 5.   Ownership of Five Percent or Less of a Class.

          Not applicable.

Item 6.   Ownership of More Than Five Percent on Behalf of
          Another Person.

          Not applicable.

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CUSIP No. 45885A-10-2          SCHEDULE 13G         Page 12 of 15


Item 7.   Identification and Classification of the Subsidiary
          Which Acquired the Security Being Reported on by the Parent Holding Company.

          Not applicable.

Item 8.   Identification and Classification of Members of the
          Group.

          Not applicable.

Item 9.   Notice of Dissolution of Group.

          Not applicable.

Item 10.  Certification.

          Not applicable.

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CUSIP No. 45885A-10-2          SCHEDULE 13G         Page 13 of 15


                          Signature

          After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


DATED:  February 11, 2002.

TI VENTURES, L.P.                H&Q TODD VENTURES MANAGEMENT LLC

By: /s/ Jackie A. Berterretche   By: /s/ Jackie A. Berterretche
    __________________________       __________________________
    Jackie A. Berterretche           Jackie A. Berterretche
    Attorney-in-Fact                 Attorney-in-Fact

H&Q INTERNAP INVESTORS, L.P.     GRANITE VENTURES, LLC

By: /s/ Jackie A. Berterretche   By: /s/ Jackie A. Berterretche
    __________________________       __________________________
    Jackie A. Berterretche           Jackie A. Berterretche
    Attorney-in-Fact                 Attorney-in-Fact

TODD U.S. VENTURES LLC           SAMUEL D. KINGSLAND

By: /s/ Jackie A. Berterretche   By: /s/ Jackie A. Berterretche
    __________________________       __________________________
    Jackie A. Berterretche           Jackie A. Berterretche
    Attorney-in-Fact                 Attorney-in-Fact

H&Q TI VENTURES MANAGEMENT,      STANDISH H. O'GRADY
LLC

By: /s/ Jackie A. Berterretche   By: /s/ Jackie A. Berterretche
    __________________________       __________________________
    Jackie A. Berterretche           Jackie A. Berterretche
    Attorney-in-Fact                 Attorney-in-Fact

H&Q INTERNAP INVESTMENT
MANAGEMENT, LLC

By: /s/ Jackie A. Berterretche
    __________________________
    Jackie A. Berterretche
    Attorney-in-Fact

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CUSIP No. 45885A-10-2          SCHEDULE 13G         Page 14 of 15


                        EXHIBIT INDEX



Exhibit A         Joint Filing Undertaking           Page 15

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CUSIP No. 45885A-10-2          SCHEDULE 13G         Page 15 of 15


                  JOINT FILING UNDERTAKING

          The undersigned, being duly authorized thereunto, hereby execute this agreement as an exhibit to this Schedule 13G to evidence the agreement of the below-named parties, in accordance with rules promulgated pursuant to the Securities Exchange Act of 1934, to file this Schedule and any subsequent amendment jointly on behalf of each of such parties.

DATED:  February 11, 2002.

TI VENTURES, L.P.                H&Q TODD VENTURES MANAGEMENT LLC

By: /s/ Jackie A. Berterretche   By: /s/ Jackie A. Berterretche
    __________________________       __________________________
    Jackie A. Berterretche           Jackie A. Berterretche
    Attorney-in-Fact                 Attorney-in-Fact

H&Q INTERNAP INVESTORS, L.P.     GRANITE VENTURES, LLC

By: /s/ Jackie A. Berterretche   By: /s/ Jackie A. Berterretche
    __________________________       __________________________
    Jackie A. Berterretche           Jackie A. Berterretche
    Attorney-in-Fact                 Attorney-in-Fact

TODD U.S. VENTURES LLC           SAMUEL D. KINGSLAND

By: /s/ Jackie A. Berterretche   By: /s/ Jackie A. Berterretche
    __________________________       __________________________
    Jackie A. Berterretche           Jackie A. Berterretche
    Attorney-in-Fact                 Attorney-in-Fact

H&Q TI VENTURES MANAGEMENT,      STANDISH H. O'GRADY
LLC

By: /s/ Jackie A. Berterretche   By: /s/ Jackie A. Berterretche
    __________________________       __________________________
    Jackie A. Berterretche           Jackie A. Berterretche
    Attorney-in-Fact                 Attorney-in-Fact

H&Q INTERNAP INVESTMENT
MANAGEMENT, LLC

By: /s/ Jackie A. Berterretche
    __________________________
    Jackie A. Berterretche
    Attorney-in-Fact